

January 31, 2011

Craig McKenzie, President
Medora Corp.
7 Wareham Road
Kingston, Jamaica, WI

> **Re:** **Medora Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 20, 2011**
> **File No. 333-169280**

Dear Mr. McKenzie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Plan of Operation, page 18

1. We note the revisions to your registration statement in response to comment four in our letter dated January 3, 2011 and, in particular, your disclosure regarding the delay in the development and beta-testing of your website. In this regard, in the last paragraph on page 20, you disclose that your "web developers have not finished [y]our website as originally planned and the script necessary for it to be operational, so [you] have had to push out the launch of [y]our beta testing of [y]our website [to] around the end of January." Since your business and contemplated sources of revenue depend on the operation of an active, collective buying website, please disclose the nature of the delays in the development and testing of your website and the steps you have taken to ensure that testing will commence as disclosed in January 2011. Please also disclose when you expect to have an active website.

Exhibit 5.1

2. Please provide a legal opinion as of a more recent date.

Exhibit 23.1

3. Please amend to provide a signed currently dated consent.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551- 3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.